Mail Stop 3628
October 16, 2007

VIA FACSIMILE: (213) 621-5396

Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071

Re: Riverside Park Associates Limited Partnership
       Schedule 13E-3 - File No. 5- 51943 filed October 1, 2007
       Schedule 14D-9 - File No. 5- 51943 filed October 1, 2007
       Schedule TO-T - File No. 5- 5-1943filed October 1, 2007

Dear Mr. Freidman:

        We have reviewed your filings and have the following
comments.
Where indicated, we think you should revise your documents in
response to these comments. If you disagree, we will consider
your
explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your
explanation.
In some of our comments, we may ask you to provide us with
supplemental information so we may better understand your
disclosure.
After reviewing this information, we may or may not raise
additional
comments.

        Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

Schedule TO-T
1. Please explain why Riverside Park Associates Limited
Partnership
has not been identified as a bidder in the Offer and a filing
person
in the going private transaction. For guidance, we refer you to
Section II.D of the Current Issues Outline dated November 14, 2000
available on our website at www.sec.gov.

Special Factors, page 8
Valuation of Units, page 8
2. We note your reference to the capitalization rate provided by

PPR.
Please provide the disclosure required by Item 1015 for the report
received from PPR and file any written materials as an exhibit.

Closing Comment

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing reviewed by the staff to
be
certain that they have provided all information investors require
for
an informed decision. Since the filing persons are in possession
of
all facts relating to a company`s disclosure, they are responsible
for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please
provide,
in writing, a statement from each filing person acknowledging
that:

* that filing persons are responsible for the adequacy and
accuracy
of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff
comments do not foreclose the Commission from taking any action
with
respect to the filing; and

* that filing persons may not assert staff comments as a defense
in
any proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

        In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in our review of your filing or in
response to our comments on your filing.

        As appropriate, please amend your filings in response to
these
comments. You may wish to provide us with black-lined copies of
the
amended filings to expedite our review. Please furnish a cover
letter with your amended filing that keys your responses to our
comments and provides any requested supplemental information and
file
such letter on EDGAR. Detailed cover letters greatly facilitate
our
review. Please understand that we may have additional comments
after
reviewing your amended filings and responses to our comments.
   If you have any questions please contact me at (202) 551-3345
or

by facsimile at (202) 772-9203.

        Very truly yours,

        Michael Pressman
Special Counsel
Office of Mergers and Acquisitions

October 16, 2007
Page 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

        DIVISION OF
CORPORATION FINANCE